SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW CHANIA (GREECE) BASE (NO 55)

11 NEW ROUTES (26 IN TOTAL) & 500,000 PAX P.A. AT
RYANAIR’S 1ST GREEK BASE

Ryanair, Europe’s only ultra-low cost airline, today (19 Dec) announced it would open its 1st  Greek base (55th base in total) at Chania in April 2013 with one based aircraft and unveiled 11 new routes (26 in total), to/from Billund, Bremen, Bristol, Eindhoven, Katowice, Marseille, Memmingen, Thessaloniki, Venice, Vilnius and Warsaw, as Ryanair invests over $70m at Chania Airport.

Ryanair will grow at Chania as follows:

•	1 based aircraft
•	11 new routes (26 in total):
•	Billund, Bremen, Bristol, Eindhoven, Katowice, Marseille, Memmingen, Thessaloniki, Venice, Vilnius & Warsaw
•	106 weekly flights (up 89%)
•	500,000 pax p.a (up 100%)
•	500* “on site” jobs

Ryanair celebrated its new Chania base by launching a 100,000 seat sale with fares starting from £8 for travel across its European network in January which are available for booking until midnight (24:00hrs) Thur (20 Dec). Ryanair’s 11 new Chania routes will begin in April and will go on sale on www.ryanair.com tomorrow.

 In Chania today, Ryanair’s Kate Sherry said:

“Ryanair is delighted to announce Chania as our 55th base (and our first in Greece) and to unveil 11 new routes (26 in total) to/ Billund, Bremen, Bristol, Eindhoven, Katowice, Marseille, Memmingen, Thessaloniki, Venice, Vilnius and Warsaw beginning in April, as part of our summer 2013 schedule, which go on sale on www.ryanair.com tomorrow.

Visitors to Greece can now beat the recession and escape high fares and fuel surcharging by switching to Ryanair’s lowest fares and our no fuel surcharge guarantee between Chania and 25 European destinations, including Edinburgh, London and Milan, amongst others. Ryanair’s 500,000 passengers p.a. will sustain up to 500 “on site” jobs in Chania, in a welcome boost to the Cretian economy, as we grow our passenger traffic by 100% at Chania.

To celebrate our new Chania base, we are launching a 100,000 seat sale with fares starting from £8 for travel across Europe in January, which are available for booking until midnight Thursday (20 Dec). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com.”

* ACI confirms up to 1,000 ‘on-site’ jobs per 1m passengers

For further information
please contact:                                           Stephen McNamara                              Joe Carmody
                      Ryanair Ltd                                           Edelman Ireland
                      Tel: +353-1-8121212                          Tel: +353-1-6788 333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary